SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )


                            FOAMEX INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    344123203
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  April 2, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344123203
          ---------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Asset Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     2,235,913

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     2,235,913

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,235,913

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.52%

12.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 344123203
          ---------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Special Opportunity Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     2,235,913

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     2,235,913

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,235,913

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.52%

12.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 344123203
          ---------

Item 1(a).  Name of Issuer:


            Foamex International Inc.
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:


            1000 Columbia Avenue
            Linwood, Pennsylvania 19061
            ____________________________________________________________________


Item 2(a).  Name of Person Filing:


            Marathon Asset Management, LLC
            Marathon Special Opportunity Master Fund, Ltd.
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            Marathon Asset Management, LLC
            461 Fifth Avenue, 10th Floor
            New York, NY 10017

            Marathon Special Opportunity Master Fund, Ltd.
            c/o CITCO Fund Services (Cayman Islands) Limited
            P.O. Box 31106
            Regatta Office Park
            West Bay Road
            Grand Cayman, KY1-1205
            Cayman Islands
            ____________________________________________________________________

Item 2(c).  Citizenship:


            Marathon Asset Management, LLC - Delaware, United States
            Marathon Special Opportunity Master Fund, Ltd.- Cayman Islands
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock, par value $0.01 per share
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            344123203
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

            Marathon Asset Management, LLC - 2,235,913
            Marathon Special Opportunity Master Fund, Ltd.- 2,235,913
          _____________________________________________________________________

     (b)  Percent of class:

            Marathon Asset Management, LLC - 9.52%
            Marathon Special Opportunity Master Fund, Ltd.- 9.52%
          ______________________________________________________________________

     (c)  Number of shares as to which Marathon Asset Management, LLC has:

          (i)   Sole power to vote or to direct the vote          0
                                                        _______________________,

          (ii)  Shared power to vote or to direct the vote        2,235,913
                                                          _____________________,

          (iii) Sole power to dispose or to direct the            0
                disposition of                            _____________________,

          (iv)  Shared power to dispose or to direct the
                disposition of
                                                                  2,235,913
..                                                         _____________________.

     Number of shares as to which Marathon Special Opportunity Master Fund, Ltd. has:

          (i)   Sole power to vote or to direct the vote          0
                                                        _______________________,

          (ii)  Shared power to vote or to direct the vote        2,235,913
                                                          _____________________,

          (iii) Sole power to dispose or to direct the            0
                disposition of                            _____________________,

          (iv)  Shared power to dispose or to direct the
                disposition of
                                                                  2,235,913
..                                                         _____________________.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         N/A
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         _______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         _______________________________________________________________________


Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to Sec.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Sec.240.13d-1(c) or Sec.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         _______________________________________________________________________


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ______________________________________________________________________

Item 10.  Certifications.

     By signing below each of the Reporting Persons certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    April 4, 2008
                                        ----------------------------------------
                                                        (Date)


                                  Marathon Asset Management, LLC (1)

                                  By: /s/ Greg Florio
                                  ----------------------------------------
                                  Title: Chief Compliance Officer


                                  Marathon Special Opportunity Master Fund, Ltd.

                                  By: /s/ Greg Florio
                                  ----------------------------------------
                                  Title: Chief Compliance Officer of Marathon
                                         Asset Management, LLC, its investment
                                         manager



(1) The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

                                                                      Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13G dated April 4, 2008 relating to the Common Stock, par value $0.01 per share, of Foamex International Inc. shall be filed on behalf of the undersigned.


                                  Marathon Asset Management, LLC

                                  By: /s/ Greg Florio
                                  ----------------------------------------
                                  Title: Chief Compliance Officer


                                  Marathon Special Opportunity Master Fund, Ltd.

                                  By: /s/ Greg Florio
                                  ----------------------------------------
                                  Title: Chief Compliance Officer of Marathon
                                         Asset Management, LLC, its investment
                                         manager



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